Exhibit 12.1

Statement of Ratios of Earnings to Fixed Charges

	Year ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Earnings (loss) before provision (benefit) for income taxes	$15,165	$997	$7,872	$15,580	$(9,695)
Fixed charges	1,789	1,149	1,100	1,133	733
Total earnings (loss)	16,954	2,146	8,972	16,713	(8,962)

Fixed Charges:
Interest expense	156	16	-	-	-
Estimate of interest within rental expense	1,633	1,133	1,100	1,133	733
Total fixed charges	1,789	1,149	1,100	1,133	733

Ratio of earnings to fixed charges (a)	10.6%	53.5%	12.3%	6.8%	-

(a) In 2009, we incurred losses from operations, and as a result, our pre-tax earnings were insufficient to cover our fixed charges by $9.7 million.